Nuveen Mortgage and Income Fund

333 West Wacker Drive

Chicago, Illinois 60606

May 24, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington D.C. 20549

Re:	Nuveen Mortgage and Income Fund

(File No. 333-230429)

Ladies and Gentlemen,

On behalf of Nuveen Mortgage and Income Fund (the “Fund”), we request, pursuant to Rule 477 under the Securities Act of 1933 (the “1933 Act”), the withdrawal of the Fund’s registration statement on Form N-14, together with all exhibits thereto (File No. 333-230429), which was filed with the U.S. Securities and Exchange Commission (the “Commission”) on March 21, 2019 (via EDGAR Accession No. 0001193125-19-082325) (the “N-14 Filing”).

We believe that withdrawal of the N-14 Filing is consistent with the public interest and the protection of investors because: (1) the filing was prepared in connection with a proposed issuance of the Fund’s shares as part of a proposed merger transaction that is no longer contemplated; (2) no securities were sold or exchanged in connection with this offering; and (3) the filing did not become effective. The Fund requests, in accordance with Rule 457(p) under the 1933 Act, that all fees paid to the Commission in connection with the N-14 Filing be credited for future use. The Fund understands that, pursuant to Rule 477(b) of the 1933 Act, this application of withdrawal will be deemed granted at the time filed with the Commission unless, within 15 calendar days after the filing, the Commission notifies the Fund that the application for withdrawal has not been granted.

Please direct your questions regarding this filing to Deborah Bielicke Eades at (312) 609-7661 or Jacob C. Tiedt at (312) 609-7697 of Vedder Price P.C.

Sincerely,

NUVEEN MORTGAGE AND INCOME FUND

By:	/s/ Gifford Zimmerman

Name:	Gifford Zimmerman

Title:	Vice President and Secretary